Form 10-K, Exhibit 13
period 1993-12-31
CONTEL OF CALIFORNIA INC
filed 1994-03-31
CIK 24186

Exhibit 13

















                         ANNUAL REPORT TO SHAREHOLDERS

                                      of

                          CONTEL OF CALIFORNIA, INC.

                     For the year ended December 31, 1993

BOARD OF DIRECTORS                        EXECUTIVE OFFICES

                                            16071 Mojave Drive
JAMES F. MILES                              Victorville, California 92392-3699
  President
  Contel of California, Inc.              TRANSFER AGENT AND REGISTRAR

GEOFFREY C. GOULD                           GTE Corporation
  Vice President - Regulatory and           C/O Bank of Boston
    Governmental Affairs                    P.O. Box 9191
  GTE Telephone Operations                  Boston, Massachusetts 02205-9191

THOMAS W. WHITE                           FOR A COPY OF THE 1993 ANNUAL REPORT
  Executive Vice President                OF GTE, PLEASE WRITE TO:
  GTE Telephone Operations
                                            GTE Service Corporation
                                            One Stamford Forum
OFFICERS                                    Stamford, Connecticut 06904

JAMES F. MILES                            FOR A COPY OF THE 1993 ANNUAL FORM
  President                               10-K FILED WITH THE SECURITIES AND
                                          EXCHANGE COMMISSION, PLEASE WRITE
MICHAEL W. BOLLINGER                      TO:
  Assistant Vice President -
    Controller                              GTE Telephone Operations
                                            Financial Reporting
MICHAEL E. BURKE                            P.O. Box 407, MC INAAACG
  Vice President - Network Design           Westfield, Indiana 46074
                                            (317) 896-6464
JEFFREY B. CUTHERELL
  Vice President - Regulatory and
    Governmental Affairs and
    Treasurer

JOHN A. FERRELL
  Vice President - Customer Services

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31                 1993         1992        1991
- -----------------------             -----------  ----------   ----------
                                              (Thousands of Dollars)

OPERATING REVENUES:
 Local network services              $   94,586   $   93,752   $   88,631
 Network access services                139,822      139,171      146,577
 Long distance services                 124,780      133,926      126,746
 Equipment sales and services            13,134       37,220       12,468
 Other                                   12,315        9,893       16,282
                                      ---------    ---------   ----------
                                        384,637      413,962      390,704
                                      ---------    ---------   ----------

OPERATING EXPENSES (a):
 Cost of sales and services              72,300       92,485       76,451
 Depreciation and amortization           58,431       53,440       50,762
 Marketing, selling, general and
   administrative                       100,863      101,786      100,435
 Restructuring costs                     48,987           --           --
                                      ---------    ---------   ----------
                                        280,581      247,711      227,648
                                      ---------    ---------   ----------

NET OPERATING INCOME                    104,056      166,251      163,056
                                      ---------    ---------   ----------

OTHER (INCOME) DEDUCTIONS:
 Interest expense                        12,097       13,419       14,596
 Other - net                               (507)      (1,599)      (2,027)
                                      ---------    ---------   ----------

INCOME BEFORE INCOME TAXES               92,466      154,431      150,487

INCOME TAXES                             37,397       60,733       59,855
                                      ---------    ---------   ----------

NET INCOME                           $   55,069   $   93,698   $   90,632
                                      =========   ==========   ==========

(a) Includes billings from affiliates of $31,215, $22,663 and $42,995 for the years 1993-1991, respectively.

CONSOLIDATED STATEMENTS OF REINVESTED EARNINGS

Years ended December 31                 1993         1992        1991
- -----------------------             -----------  ----------   ----------
                                              (Thousands of Dollars)

BALANCE AT BEGINNING OF YEAR         $  146,075   $  137,489  $  139,972
ADD -
 Net income                              55,069       93,698      90,632
DEDUCT -
  Cash  dividends  declared
    on common  stock                     106,471      85,000      93,000
  Cash  dividends  declared
    on  preferred  stock                     101         112         115
                                      ---------    ---------   ----------

BALANCE AT END OF YEAR                $  94,572   $  146,075   $  137,489
                                      =========   ==========   ==========

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

 December 31                                   1993        1992
 -----------                              -----------  -----------
                                             (Thousands of Dollars)
 ASSETS

 CURRENT ASSETS:
  Cash                                    $        68  $     1,477
  Accounts receivable
       Customers (including
         unbilled revenues)                    55,462       44,946
    Affiliated companies                          288        1,280
    Other                                      29,934       24,547
    Allowance for uncollectible accounts       (3,592)      (3,321)
  Materials and supplies, at average cost       2,566        2,400
  Deferred income tax benefits                  7,783        1,320
  Prepayments and other                           450          261
                                          -----------  -----------
                                               92,959       72,910
                                          -----------  -----------
 PROPERTY, PLANT AND EQUIPMENT:
  Original cost                               876,420      847,480
  Accumulated depreciation                   (343,195)    (318,170)
                                          -----------  -----------
                                              533,225      529,310
                                          -----------  -----------
 OTHER ASSETS                                  32,898       26,356
                                          -----------  -----------
 TOTAL ASSETS                             $   659,082  $   628,576
                                          ===========  ===========

See Notes to Consolidated Financial Statements.

 December 31                                   1993         1992
 ------------                                ---------  ------------
                                             (Thousands of Dollars)
 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
  Notes payable to affiliates             $    68,873  $    28,369
  Current maturities of long-term debt            500          500
  Accounts payable                             51,269       32,177
  Due to affiliated companies                   8,048        6,462
  Advanced billings and customer deposits       4,013        3,841
  Accrued taxes                                34,726       46,977
  Accrued interest                              2,656        3,005
  Accrued payroll and vacations                 8,177        5,171
  Accrued dividends                            42,152       27,099
  Accrued restructuring costs and other        36,299       14,631
                                          -----------  -----------
                                              256,713      168,232
                                          -----------  -----------

 LONG-TERM DEBT                                95,800      123,300
                                          -----------  -----------
 DEFERRED CREDITS:
  Deferred income taxes                        51,620       65,646
  Deferred investment tax credits              10,459       12,310
  Restructuring costs and other                56,773       19,738
                                          -----------  -----------
                                              118,852       97,694
                                          -----------  -----------
 PREFERRED STOCK, SUBJECT TO MANDATORY
  REDEMPTION                                    1,710        1,840
                                          -----------  -----------
 SHAREHOLDER'S EQUITY:
  Common stock (2,503,667 shares
     outstanding)                              12,518       12,518
  Other capital                                78,917       78,917
  Reinvested earnings                          94,572      146,075
                                          -----------  -----------
                                              186,007      237,510
                                          -----------  -----------

  TOTAL LIABILITIES AND SHAREHOLDERS'     -----------  -----------
    EQUITY                                $   659,082  $   628,576
                                          ===========  ===========

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31                    1993         1992         1991
- -----------------------                 ----------   ----------   ----------
                                               (Thousands of Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                             $   55,069   $   93,698   $   90,632
 Adjustments to reconcile net income to
 net cash from operating activities:
   Depreciation and amortization            58,431       53,440       50,762
   Restructuring costs                      48,987           --           --
   Deferred income taxes and investment
     tax credits                           (21,413)       2,474        7,551
   Provision for uncollectible accounts      6,478        8,083        5,871
   Change in current assets and current
     liabilities                            (8,198)      (2,854)     (32,632)
   Other - net                              (1,718)      (2,821)       1,110
                                        ----------   ----------   ----------
   Net cash from operating activities      137,636      152,020      123,294
                                        ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                      (60,894)     (63,657)     (67,656)
 Other - net                                   494          715        3,848
                                        ----------   ----------   ----------
    Net cash used in investing
      activities                           (60,400)     (62,942)     (63,808)
                                        ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term debt and preferred stock
    retired                                (27,630)     (21,050)     (12,298)
 Dividends paid to shareholders            (91,519)     (58,036)     (93,116)
 Increase (decrease) in notes payable
   to affiliates                            40,504       (8,806)      35,375
                                        ----------   ----------   ----------
    Net cash used in financing
      activities                           (78,645)     (87,892)     (70,039)
                                        ----------   ----------   ----------

INCREASE (DECREASE) IN CASH                 (1,409)       1,186      (10,553)

CASH:
 Beginning of year                           1,477          291       10,844
                                        ----------   ----------   ----------
 End of year                            $       68   $    1,477   $      291
                                        ==========   ==========   ==========

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements include the accounts of Contel of California, Inc. (the Company) and its wholly-owned subsidiary, Contel Advanced Systems, Inc. All significant intercompany transactions have been eliminated. The Company is a wholly-owned subsidiary of Contel Corporation (the Parent Company), a wholly-owned subsidiary of GTE Corporation (GTE).


TRANSACTIONS WITH AFFILIATES

Certain affiliated companies, including GTE and Contel affiliated companies, supply construction and maintenance materials, supplies and equipment to the Company. These purchases amounted to $11.7 million, $15.4 million and $27.4 million for the years 1993-1991, respectively. Such purchases are recorded in the accounts of the Company at cost including a normal return realized by the affiliates.

The Company is billed for costs for data processing and equipment rentals, and receives management, consulting, research and development and pension management services from other affiliated companies. These charges amounted to $31.2 million, $22.7 million and $43.0 million for the years 1993-1991, respectively. The amounts charged for these affiliated transactions are based on a proportional cost allocation method which reflects management's best estimate.


TELEPHONE PLANT

Maintenance and repairs are charged to income as incurred. Additions to, replacements and renewals of property are charged to telephone plant accounts. Property retirements are charged in total to the accumulated depreciation account. No adjustment to depreciation is made at the time properties are retired or otherwise disposed of, except in the case of significant sales of property where profit or loss is recognized.

The Company provides for depreciation on telephone plant over the estimated useful lives of the assets using the straight-line method, based upon rates prescribed by the Federal Communications Commission (FCC) and the state regulatory commissions. The provisions for depreciation and amortization were equivalent to composite annual rates of 6.9%, 6.7% and 7.0% for the years 1993-1991, respectively.


REGULATORY ACCOUNTING

The Company follows the accounting prescribed by the Uniform System of Accounts of the FCC and the regulatory commissions in each of the Company's operating jurisdictions and Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of SFAS No. 71 based upon the current regulatory and competitive environment.


REVENUE RECOGNITION

Revenues are recognized when earned. This is generally based on usage of the Company's local exchange networks or facilities. For other products and services, revenue is recognized when products are delivered or services are rendered to customers. Long-term contracts are generally accounted for using the completed contract method.


MATERIAL AND SUPPLIES

Material and supplies are stated at the lower of cost or market value.


EMPLOYEE BENEFIT PLANS

Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new standard requires that the expected costs of postretirement benefits be charged to expense during the years that the employees render service. The Company elected to adopt this new accounting standard on the delayed recognition method and commencing January 1, 1993, began amortizing the estimated unrecorded accumulated post-retirement benefit obligation over twenty years. Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as paid.

The Company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1993. SFAS No. 112 requires employers to accrue the future cost of benefits provided to former or inactive employees and their dependents after employment but before retirement. Previously, the cost of these benefits was charged to expense as paid. The impact of this change in accounting on the Company's results of operations was immaterial.


INCOME TAXES

Investment tax credits were repealed by the Tax Reform Act of 1986 (the Act). Those credits claimed prior to the Act were deferred and are being amortized over the lives of the properties giving rise to the credits.

As further explained in Note 7, during the fourth quarter of 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. SFAS No. 109 changed the method by which companies account for income taxes. Among other things, the Statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The impact of this change in accounting on the Company's results of operations was immaterial.


FINANCIAL INSTRUMENTS

The fair values of financial instruments, other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term debt at December 31, 1993 and 1992, based on either reference to quoted market prices or an option pricing model, exceeded the carrying value by approximately $19 million and $14 million, respectively.


PRIOR YEARS' FINANCIAL STATEMENTS

Reclassifications of prior year data have been made in the financial statements to conform to the 1993 presentation.


2.  RESTRUCTURING AND MERGER COSTS

Results for 1993 include a one-time pretax restructuring charge of $49.0 million related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The re-engineering plan includes $20.0 million to upgrade or replace existing customer service and administrative systems and enhance network software, $22.6 million for employee separation benefits associated with workforce reductions and $6.1 million primarily for the consolidation of facilities and operations and other related costs.

During  1993, the Company offered various voluntary separation programs to  its
employees.   These programs resulted in a pretax charge of $3.0  million  which reduced net income by $1.8 million.

In March 1991, the merger of the Company's parent and GTE was consummated. In a decision issued on March 13, 1991, the California Public Utilities Commission
(CPUC) issued a decision that approved a stipulation agreement which tentatively approved the merger of GTE and Contel. The decision also established a second phase of the proceeding in which GTE was directed to file a complete showing that the merger meets certain California statutory requirements. GTE was also ordered to submit a plan for the merger of any of the Contel and GTE regulated California subsidiaries. On September 14, 1992, the Company and GTE California Incorporated joined with GTE and Contel and filed a comprehensive plan with the CPUC to merge the Company into GTE California Incorporated. The filing also contained detailed information to demonstrate that the parent company merger should be approved.

On December 23, 1993, an Administrative Law Judge issued a proposed Phase II order allowing the merger of the Company and GTE California Incorporated. The order is expected to be finalized in the first quarter of 1994. The proposed order would add a third phase to the merger proceeding in which the issues of a start-up revenue requirement for Contel's pre-merger operations and rate integration of the respective company tariffs will be considered.

In addition, merger applications were filed with the Arizona Corporation Commission on October 4, 1993 and the Nevada Public Service Commission on April 2, 1993. Final orders in these merger proceedings are also expected to be issued in 1994.


3.  PREFERRED STOCK

Cumulative preferred stock, subject to mandatory redemption, is as follows:


December 31                     1993                1992
- -----------            ------------------   ------------------
                        SHARES    AMOUNT*    Shares     Amount*
                       ---------  -------   --------   --------
AUTHORIZED             1,500,000            1,500,000
                       =========            =========
OUTSTANDING
 $20 Par Value--
  5.250% Series           12,000  $   240      13,000  $   260
  4.750% Series A         13,500      270      16,500      330
  5.950% Series B         60,000    1,200      62,500    1,250
                       ---------  -------   ---------  -------
 Total                    85,500  $ 1,710      92,000  $ 1,840
                       =========  =======   =========  =======

* Thousands of Dollars


The Company is required to make cash deposits to purchase at specified prices a portion of its outstanding preferred stock each year. The specified price is generally par value. In each of the years 1993 through 1991, the Company purchased $0.1 million of preferred stock. The redemption requirements are $0.1 million for each of the five years subsequent to December 31, 1993 representing 1,000 shares of the 5.25% Series, 3,000 shares of 4.75% Series (1,500 shares in 1998) and 2,500 shares of the 5.95% Series.

In the event of failure to pay certain preferred dividends and redemption requirements, the holders of the Company's redeemable preferred stock are entitled to elect a certain number of directors until all preferred dividend and redemption requirement amounts in arrears have been paid. The Company is not in arrears in its dividend payments at December 31, 1993.

Holders of the 5.25% Series are entitled to one vote per share with the right to vote cumulatively in the election of directors. Otherwise, the preferred shareholders have no voting rights.

No shares of preferred stock were reserved for officers and employees, or for options, warrants, conversions or other rights.


4.  COMMON STOCK

The  authorized  common  stock of the Company at December  31,  1993  and  1992
consisted  of  3,000,000  shares  with a  par  value  of  $5  per  share.   All
outstanding shares of common stock are held by the Parent Company.

There were no shares of common stock held by or for the account of the Company and no shares were reserved for officers and employees, or for options, warrants, conversions or other rights.

At December 31, 1993, $80.7 million of reinvested earnings were restricted as to the payment of cash dividends on common stock under the most restrictive terms of the Company's indentures.


5.  LONG-TERM DEBT

Long-term debt outstanding, exclusive of current maturities, is as follows:

December 31                                1993         1992
- -----------                             -----------  -----------
                                         (Thousands of Dollars)
FIRST MORTGAGE BONDS:
  7.625%, due 1997                      $    10,000  $    10,000
  8.0% to 9.450%, through 2015               82,800       95,200
 10.83%, due 1995                                --       15,000
                                        -----------  -----------
                                             92,800      120,200
SINKING FUND DEBENTURES:
  8.75%, due 1999                             3,000        3,100
                                        -----------  -----------
  Total long-term debt                  $    95,800  $   123,300
                                        ===========  ===========


During 1993, the Company retired $12 million of 8% First Mortgage Bonds due 1996 and $15 million of 10.83% First Mortgage Bonds due 1995.

The aggregate principal amount of bonds and debentures that may be issued is subject to the restrictions and provisions of the Company's indentures.

None of the securities shown above were held in sinking or other special funds of the Company or pledged by the Company.

Maturities, installments and sinking fund requirements for the five-year period from January 1, 1994 are summarized below (in thousands of dollars):

               1994                       $     500
               1995                             500
               1996                             500
               1997                          20,500
               1998                             500

Substantially all of the Company's telephone plant is subject to the liens of the indentures under which the bonds listed above were issued.


6.  NOTES PAYABLE TO AFFILIATES

The Company finances part of its construction program through the use of short-term notes payable to affiliates which are generally refinanced at a later date by issues of long-term debt or equity. During 1993, the Company supplemented its internal generation of cash with funds borrowed from GTE. These arrangements require payment of interest based on prevailing commercial paper rates. In addition, lines of credit of $2.3 billion are available to the Company through shared lines of credit with GTE and other affiliates. Most of these arrangements require payment of annual commitment fees of .1% of unused lines of credit.


7.  INCOME TAXES

The provision for income taxes is as follows:

                                      1993          1992          1991
                                  ----------     ---------     ---------
                                           (Thousands of Dollars)
CURRENT
  Federal                          $  46,368     $  45,669     $  37,284
  State                               12,442        12,590        15,020
                                  ----------     ---------     ---------
    Total                             58,810        58,259        52,304
                                  ----------     ---------     ---------

DEFERRED
  Federal                            (14,218)        3,910         9,236
  State                               (5,343)          498           247
                                  ----------     ---------     ---------
    Total                            (19,561)        4,408         9,483
                                  ----------     ---------     ---------
AMORTIZATION OF DEFERRED
  INVESTMENT TAX CREDITS              (1,852)       (1,934)      (1,932)
                                  ----------      ---------    ---------

    Total                          $  37,397      $ 60,733    $  59,855
                                  ==========      =========    =========


The components of deferred income tax expense (benefit) are as follows:

                                      1993         1992          1991
                                  ----------     ---------     ---------
                                          (Thousands of Dollars)

Depreciation and amortization      $   1,122     $  10,175     $   9,629
Employee benefit obligations          (2,634)         (219)         (904)
Prepaid pension cost                  (1,669)         (949)           --
Restructuring cost                   (18,727)           --            --
Other - net                            2,347        (4,599)          758
                                  ----------     ---------     ---------
    Total                          $ (19,561)    $   4,408     $   9,483
                                  ==========     =========     =========


A reconciliation between the statutory Federal income tax rate and the effective income tax rate is as follows:

                                          1993      1992      1991
                                         ------    ------    ------
STATUTORY FEDERAL INCOME TAX RATE         35.0%     34.0%     34.0%
  State and local income taxes, net
    of Federal income tax benefits         5.0       5.6       6.7
  Amortization of deferred investment
    tax credits                           (2.0)     (1.3)     (1.3)
  Depreciation of telephone plant
    construction costs previously
    deducted for tax purposes - net        1.9       1.9       1.9
  Rate differentials applied to
    reversing temporary differences       (0.5)     (0.6)     (0.3)
  Other differences - net                  1.0      (0.3)     (1.2)
                                         -----     -----     -----
EFFECTIVE INCOME TAX RATE                 40.4%     39.3%     39.8%
                                         =====     =====     =====


As a result of implementing SFAS No. 109, the Company recorded additional deferred income tax liabilities primarily related to temporary differences which had not previously been recognized in accordance with established rate-making practices. Since the manner in which income taxes are treated for rate-making has not changed, pursuant to SFAS No. 71 a corresponding regulatory asset was also established. In addition, deferred income taxes were adjusted and a regulatory liability established to give effect to the current statutory Federal income tax rate and for unamortized investment tax credits. The unamortized regulatory asset and regulatory liability balances at December 31, 1993 amounted to $16.6 million and $0.1 million, respectively. The unamortized regulatory asset and regulatory liability balances at December 31, 1992 amounted to $19.4 million and $0.3 million, respectively. The regulatory assets and liabilities are reflected as other assets and other deferred credits, respectively, in the accompanying Consolidated Balance Sheets. These amounts are being amortized over the lives of the related depreciable assets concurrent with recovery in rates and in conformance with the provisions of the Internal Revenue Code. The assets and liabilities established in accordance with SFAS No. 71 have been increased for the tax effect of future revenue requirements.

The tax effects of all temporary differences that give rise to the deferred tax liability and deferred tax asset at December 31 are as follows:

                                        1993       1992
                                     --------- ----------
                                     (Thousands of Dollars)

Depreciation and amortization        $ 105,896  $  72,114
Employee benefit obligations           (10,817)    (6,560)
Prepaid pension cost                    (2,539)    (1,044)
Restructuring cost                     (18,727)        --
Other reserves                         (22,806)        --
Other - net                             (7,170)      (184)
                                     ---------  ---------
  Total                              $  43,837  $  64,326
                                     =========  =========


8.  EMPLOYEE BENEFIT PLANS

RETIREMENT PLANS

The  Company  participates in the Parent Company's trusteed pension  plan  (the
Plan), which covers substantially all employees. The benefits paid under this plan are based on an employee's years of service and average earnings for the five highest consecutive calendar years preceding retirement. Effective January 1, 1987, the Company adopted SFAS No. 87, "Employers' Accounting for Pensions", for its pension plans and for financial reporting purposes. In a 1988 order, the CPUC disallowed SFAS No. 87 for ratemaking purposes. Consequently, the Company has recorded an additional $1.4 million, $1.5 million and $1.5 million to reflect pension expense in accordance with Accounting Principles Board Opinion No. 8 for the years ended December 31, 1993-1991, respectively. This additional expense represents a liability to the ratepayers of $4.8 million and $6.3 million at December 31, 1993 and 1992, respectively, and is reflected in other deferred credits in the accompanying Consolidated Balance Sheets. The Company's policy is to fund pension cost in accordance with applicable regulations. Total pension costs for 1993-1991 were $0.4 million, $2.1 million and $3.1 million, respectively.

The net assets available for benefits are maintained for the total Plan, but not by subsidiary. The Plan's net assets available for benefits exceeded projected benefit obligations as computed under SFAS No. 87 as of the last actuarial valuation.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

As described in Note 1, effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Substantially all of the Company's employees are covered under postretirement health care and life insurance benefit plans. The health care benefits paid under the plans are generally based on comprehensive hospital, medical and surgical benefit provisions, while the life insurance benefits are currently based on annual earnings at the time of retirement. The Company funds amounts for postretirement benefits as deemed appropriate from time to time.

The postretirement benefit cost for 1993 includes the following components (in thousands of dollars):

                                                       1993
                                                     ---------
Service cost-benefits earned during the period       $   2,153
Interest cost on accumulated postretirement benefit
  obligation                                             8,372
Amortization of transition obligation                    4,622
                                                     ---------
  Postretirement benefit cost                        $  15,147
                                                     =========
During 1992 and 1991, the cost of postretirement health care and life insurance benefits on a pay-as-you-go basis was $3.7 million and $3.2 million, respectively.


The following table sets forth the plans' funded status and the accrued obligation as of December 31, 1993 (in thousands of dollars):

                                                       1993
                                                     ---------
Accumulated postretirement benefit obligation
  attributable to:
    Retirees                                         $  66,965
    Fully eligible active plan participants              6,851
    Other active plan participants                      25,459
                                                     ---------
Total accumulated postretirement benefit obligation     99,275
Fair value of plan assets                               12,880
                                                     ---------
Excess of accumulated obligation over plan assets       86,395
Unrecognized transition obligation                     (70,689)
Unrecognized net loss                                   (2,824)
                                                     ---------
  Accrued postretirement benefit obligation           $  12,882
                                                      =========


The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1993. The expected long-term rate of return on plan assets was 8.25% for 1993. The assumed health care cost trend rate in 1993 was 13% for pre-65 participants and 9.5% for post-65 retirees, each rate declining on a graduated basis to an ultimate rate in the year 2004 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased 1993 costs by $1.7 million and the accumulated postretirement benefit obligation at December 31, 1993 by $11.2 million.

During 1993, the Company made certain changes to its postretirement health care and life insurance benefits for non-union employees that are effective January 1, 1995. These changes include, among others, newly established limits to the Company's contribution to postretirement medical costs and a revised sharing schedule based on a retiree's years of service. The net effect of these changes reduced the accumulated benefit obligation at December 31, 1993 by $21.2 million.

SAVINGS PLANS

The Company sponsors savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees. Under the plans, the Company provides matching contributions in GTE common stock based on qualified employee contributions. Matching contributions charged to income were $0.7 million, $0.7 million and $0.6 million in the years 1993-1991, respectively.


9.  COMMITMENTS AND CONTINGENCIES

The Company's anticipated construction costs for 1994 are approximately $60 million, for which the Company had substantial purchase commitments as of December 31, 1993.

The  Company  has  noncancelable lease contracts  covering  certain  buildings,
office  space  and  equipment.   The lease contracts  contain  varying  renewal
options for terms up to three years.

The total amount of rents charged to expense was $3.2 million, $3.2 million and $2.9 million for the years 1993-1991, respectively.


10.  REGULATORY MATTERS

The Company is subject to regulation by the FCC for its interstate business. Intrastate operations are regulated by the NPSC and Arizona Corporation Commission (ACC).


INTRASTATE SERVICES

Effective January 1, 1990 the CPUC adopted a new regulatory framework (NRF) for GTE and Pacific Bell in Phase II of the Alternative Regulatory Proceeding. The new framework replaced the traditional "rate case" process with a framework that is based on a Price Cap Index mechanism with "sharing" of earnings above a benchmark rate of return. The new plan is designed to stimulate productivity and efficiencies with a portion of those gains flowing directly to the customer. A policy order issued by the CPUC on July 24, 1991, urged the Company to adopt the NRF for the Company's operations to be effective no later than January 1, 1994. The Company has requested to adopt the NRF concurrent with the approval of the legal entity merger of the Company and GTE California Incorporated.

Under the new plan, rates for services essential to basic communication would be subject to a revenue cap, set annually, based on inflation minus a productivity improvement factor. Rates for partially competitive services (e.g. Centrex and custom calling features) are subject to the flexibility within a price floor and ceiling as set by the CPUC. In addition, fully competitive services (e.g. directory advertising and inside wire installation) are not subject to pricing limits set by the CPUC. Rates are also adjusted for exogenous events that are beyond the control of management as defined in the new plan.

A final CPUC decision was approved for the Company's 1991 financial attrition. The decision authorized an overall rate of return of 10.75% The Company was not required to file a financial attrition application for 1992.

On November 21, 1990, the CPUC issued a final order in the proceeding evaluating the elimination of charges for touchtone service, effective February 1, 1991, and expansion of the local calling area, effective June 1, 1991. The annual impact of these items reduces revenue by approximately $3 million and $10 million, respectively.

A proceeding is currently underway to change the price structure of intraLATA services to reduce cross-subsidies and to align the Company's prices closer to their underlying costs. This proceeding, which should be concluded in 1994, is expected to lower the Company's toll and access prices and raise local rates, thereby placing the Company in a better position for future competition in the intraLATA market.


During 1991, the Company participated in pooling arrangements, retroactive to January 1, 1991, for certain access services and was reimbursed for costs of service incurred, including a return on investment for providing these services to subscribers and long distance carriers. These arrangements were based on the Company's estimated cost of providing these services and a rate of return on the telephone plant utilized for this network access traffic. During 1992, the Company withdrew from these pooling arrangements and is recording revenues on a bill and keep basis.


INTERSTATE SERVICES

For the provision of interstate services, the Company operates under the terms of the FCC's price cap incentive plan. The "price cap" mechanism serves to limit the rates a carrier may charge, rather than just regulating the rate of return which may be achieved. Under this approach, the maximum price that the local exchange carrier (LEC) may charge is increased or decreased each year by a price index based upon inflation less a predetermined productivity target. LECs may within certain ranges price individual services above or below the overall cap.

As a safeguard under its new price cap regulatory plan, the FCC has also adopted a productivity sharing feature. Because of this feature, under the minimum productivity-gain option, the Company must share equally with its ratepayers any realized interstate return above 12.25% up to 16.25%, and all returns higher than 16.25%, by temporarily lowering prospective prices. During 1994, the FCC is scheduled to review the LEC price cap plan to determine whether it should be continued or modified.

On December 30, 1993, Contel implemented FCC order 91-213 which restructured local transport access rates. The order unbundled the interstate local transport switched access rates into the following elements: 1.) Flat Rate Entrance Facility charge; 2.) Flat Rate Direct Trunked Transport charge; 3.) Usage Sensitive Tandem Switched Transport charges (2) and; 4.) Usage Sensitive Interconnect charge.


SIGNIFICANT CUSTOMER

Revenues received from AT&T include amounts for access, billing and collection and interexchange leased facilities during the years 1993-1991 under various arrangements and amounted to $33.0 million, $62.2 million and $112.9 million, respectively.


11.  SUPPLEMENTAL CASH FLOW DISCLOSURES

Set forth below is information with respect to changes in current assets and current liabilities, and cash paid for interest and income taxes:

                                      1993          1992        1991
                                   ----------    ---------  -----------
                                              (Thousands of Dollars)
(INCREASE) DECREASE IN CURRENT
  ASSETS:
  Accounts receivable - net        $  (21,118)   $  (20,605) $   (8,367)
  Materials and supplies                 (166)       17,433     (17,005)
  Other current assets                   (189)        9,859     (11,311)

INCREASE (DECREASE) IN CURRENT
  LIABILITIES:
  Accounts payable                     19,092        (9,630)    (29,715)
  Due to affiliated companies           1,586        (2,559)      1,322
  Advanced billings and customer
    deposits                              172           183        (964)
  Accrued liabilities                  (9,683)        5,162      18,743
  Other                                 2,108        (2,697)     14,665
                                   ----------    ---------  -----------
    Total                          $   (8,198)   $   (2,854) $  (32,632)
                                   ==========    ==========  ==========

CASH PAID DURING THE YEAR FOR:
  Interest                         $   12,370    $   13,997  $   13,889
  Income taxes                         70,895        52,414      35,377



12.  QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized 1993 and 1992 quarterly financial data is as follows:

                          Operating     Net Operating
                           Revenues        Income       Net Income
                         -----------    -------------  ------------
                                      (Thousands of Dollars)

1993
  FIRST QUARTER          $    95,435    $   40,425     $   22,403
  SECOND QUARTER              93,042        35,054         18,879
  THIRD QUARTER               99,344        44,822         24,430
  FOURTH QUARTER (a)          96,816       (16,245)       (10,643)
                         -----------    ----------     ----------
    TOTAL                $   384,637    $  104,056     $   55,069
                         ===========    ==========     ==========

1992
  First Quarter          $    88,687    $   31,561     $   16,597
  Second Quarter             118,284        36,940         19,904
  Third Quarter              104,319        50,378         27,484
  Fourth Quarter             102,672        47,372         29,713
                         -----------    ----------     ----------
    Total                $   413,962    $  166,251     $   93,698
                         ===========    ==========     ==========


(a) Net operating income includes a $49.0 million pretax charge for restructuring costs which reduces net income by $30.2 million.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Contel of California, Inc.:

We have audited the accompanying consolidated balance sheets of Contel of California, Inc. (a California corporation) and subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of income, reinvested earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Contel of California, Inc. and subsidiary as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions. Also as discussed in Note 1, effective January 1, 1992, the Company changed its method of accounting for income taxes.



                                             ARTHUR ANDERSEN & CO.

Dallas, Texas
January 28, 1994.

MANAGEMENT REPORT


To Our Shareholders:

The management of the Company is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of Independent Public Accountants. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company has a system of internal accounting controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that financial records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines which require employees to maintain the highest level of ethical standards.





JAMES F. MILES
President





MICHAEL W. BOLLINGER
Asst. Vice President - Controller

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


BUSINESS OPERATIONS

Contel of California, Inc. (the Company) provides local exchange, network access and long distance telecommunications services throughout California, Nevada and Arizona. The Company serves over 360,000 access lines.


RESULTS OF OPERATIONS

Net income decreased 41% or $38.6 million for the year ended December 31, 1993 and increased 3% or $3.1 million for the year ended December 31, 1992. The 1993 results include a one-time restructuring charge of $30.2 million, net of tax, related primarily to a re-engineering plan. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. Excluding this charge, net income decreased 9% or $8.4 million. The 1993 decrease reflects higher expenses associated with the implementation of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 1, 1993. These increases are partially offset by lower data processing costs, lower operating expenses as a result of the completion of a large contract in 1992 partially offset by lower revenues related to the contract. The 1992 increase reflects higher operating revenues from the large contract partially offset by higher operating expenses related to the contract. A restructuring charge of $13.4 million in 1991 associated with the merger of the Company's parent, Contel Corporation, and GTE also contributed to the 1992 increase.

Local network service revenues which are comprised mainly of fees charged to customers for providing local exchange service, increased 1% or $0.8 million for the year ended December 31, 1993 and 6% or $5.1 million for the year ended December 31, 1992. Both increases are primarily the result of continued customer growth, as experienced through an increase in access lines.

Network access service revenues represent the local telephone companies' charge to end users for access to the facilities of long distance carriers and the charge to long distance carriers for interconnection to local facilities. Network access service revenues increased less than 1% or $0.7 million during 1993 and decreased 5% or $7.4 million during 1992. The 1993 increase is primarily due to a growth in network minutes of use. The 1992 decrease is primarily attributable to lower revenues from various pooling arrangements, partially offset by the growth in network minutes of use.

The Company's revenues for long distance services from designated geographical areas are provided under settlement arrangements with various telephone companies. Long distance service revenues decreased 7% or $9.1 million in 1993 and increased 6% or $7.2 million in 1992. The 1993 decrease is due to adjustments made to reserves in 1992. The 1992 increase was due to the growth in toll message revenue from the bill and keep arrangement with Pacific Bell.

Equipment sales and services revenues decreased $24.1 million in 1993 and increased $24.8 million in 1992. Both variances are the result of revenues recorded in 1992 related to a completed government contract. The related work-in-process account decreased in 1992 accordingly to reflect the completed contract.

Other revenues increased 24% or $2.4 million in 1993 and decreased 39% or $6.4 million in 1992. The 1993 increase is due to higher directory revenues and lower provisioning for uncollectible accounts. The 1992 decrease was a result of lower revenues for billing and collection services to interexchange carriers, lower directory revenues and higher provisioning for uncollectible accounts.

Cost of sales and services decreased 22% or $20.2 million in 1993 and increased 21% or $16.0 million in 1992. Both variances are due to expenses related to the completed government contract mentioned above. The 1993 results also include lower software fees offset by higher expenses associated with the adoption of SFAS No. 106.

Depreciation and amortization expense increased 9% or $5.0 million in 1993 and 5% or $2.7 million in 1992. The 1993 increase is primarily due to higher plant investments in addition to a rate order effective July 1, 1993. The 1992 increase was primarily due to higher plant investments.

Marketing, selling and general and administrative expenses decreased 1% or $0.9 million in 1993 and increased 1% or $1.4 million in 1992. The 1993 decrease is due to lower data system and programming costs as many merger related processes were completed, lower contractor costs and internal telecommunication expenses. This decrease was offset by higher expenses related to SFAS No. 106. The 1992 increase was primarily due to higher data system and programming costs reflecting greater utilization of general purpose computer and operating systems. During the fourth quarter of 1992, updates to the actuarial valuation on the early retirement plan portion of the restructuring costs recorded in 1991 associated with the merger of Contel Corporation and GTE resulted in an additional $6.4 million charge.

Restructuring costs reflect a one-time charge related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services, resulting in cumulative savings in excess of the one-time charge. The re-engineering plan includes $20 million to upgrade or replace existing customer service and administrative systems and enhance network software, $23 million for employee separation benefits associated with workforce reductions and $6 million primarily for the consolidation of facilities and operations and other related costs. The charge for employee separation benefits includes $11 million related to the recognition of previously deferred postretirement health and life insurance costs for separating employees.

Income tax expense decreased $23.3 million in 1993 and increased $0.9 million in 1992. The changes in income tax expense are primarily due to corresponding changes in pretax income.


CAPITAL RESOURCES AND LIQUIDITY

Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements for construction of new plant, modernization of facilities and payment of dividends. The Company generally funds its construction program from operations, although external
financing  is  available.   Short-term  borrowings  can  be  obtained   through
commercial paper borrowings or borrowings from GTE. In addition, a $2.3 billion line of credit is available to the Company through shared lines of credit with GTE and other affiliates to support short-term financing needs.

The Company's primary source of funds during 1993 was cash flow from operations
of  $137.6  million  compared to $152.0 million  for  1992.   The  decrease  is
primarily due to higher income tax payments made in 1993 compared to 1992.

Capital expenditures represent a significant use of funds during 1993 and 1992, reflecting the Company's continued growth in access lines and modernization of current facilities and introduction of new products and services. Cash requirements to implement the re-engineering plan are expected to be largely offset by cost savings. The Company's capital expenditures during 1993 were $60.9 million compared to $63.7 million during 1992. The Company's anticipated construction costs for 1994 are approximately $60 million.

Cash used for financing activities was $78.6 million in 1993 compared to $87.9 million in 1992. This included dividend payments of $91.5 million in 1993 compared to $58.0 million in 1992. External financing included short-term borrowings of $40.5 million in 1993 to supplement funds from operations whereas in 1992 the Company paid down $8.8 million in short-term debt. The Company retired $27.6 million of long-term debt in 1993, including the early retirement of 8.0% and 10.83% First Mortgage Bonds, compared to $21.1 million in 1992.

COMPETITION AND REGULATORY TRENDS

The year was marked by important changes in the U.S. telecommunications industry. Rapid advances in technology, together with government and industry initiatives to eliminate certain legal and regulatory barriers are accelerating and expanding the level of competition and opportunities available to the Company. As a result, the Company faces increasing competition in virtually all aspects of its business. Specialized communications companies have constructed new systems in certain markets to bypass the local-exchange network. Additional competition from interexchange carriers as well as wireless companies continues to evolve for both intrastate and interstate communications.

Implementation of its re-engineering plan will allow the Company to continue to respond aggressively to these competitive and regulatory developments through reduced costs, improved service quality, competitive prices and new product offerings. Moreover, implementation of this program will position the Company to accelerate delivery of a full array of voice, video and data services. During the year, the Company continued to introduce new business and consumer services utilizing advanced technology, offering new features and pricing options while at the same time reducing costs and prices.

During 1993, the Federal Communications Commission (FCC) announced its decision to auction licenses during 1994 in 51 major markets and 492 basic trading areas across the United States to encourage the development of a new generation of wireless personal communications services (PCS). These services will both complement and compete with the Company's traditional wireline services. The Company will be permitted to fully participate in the license auctions in areas outside of GTE's existing cellular service areas. Limited participation will be permitted in areas in which GTE has an existing cellular presence.

In Cerritos, California, GTE is testing and comparing the capabilities of copper wire, coaxial cable and fiber optics. The Cerritos test has enhanced GTE's expertise in the areas of pay-per-view video service, video-on demand and local video conferencing, and led to a new interactive video service, GTE Main Street, which allows customers to shop, bank and access various other information services from their homes. In 1992, the FCC issued a "video dialtone" ruling that allows telephone companies to transmit video signals over their networks. The FCC also recommended that Congress amend the Cable Act of 1984 to permit telephone companies to supply video programming in their service areas.

During 1993, the California Public Utilities Commission (CPUC) approved a New Regulatory Framework (NRF) settlement agreement allowing GTE California to retain 100% of any earnings up to a 15.5% rate of return on investment and refund 100% of any earnings above 15.5% beginning in 1994. Under its prior agreement, GTE California was required to share 50% of any earnings over a 13% rate of return and refund 100% of any earnings over 16.5%. The Company has requested that it be allowed to adopt GTE California's NRF concurrent with the approval of the legal entity merger of the Company and GTE California Incorporated. Additionally, the CPUC is expected to issue a final decision in early 1994 generally authorizing intralata toll competition and ordering significant rate restructuring in California. Although intended to be revenue neutral, the ultimate effect on revenue will depend, in part, on the extent to which toll and access rate reductions result in increased calling volumes.

In September 1993, the FCC released an order allowing competing carriers to interconnect to the local-exchange network for the purpose of providing switched access transport services. This ruling complements similar interconnect arrangements for private line services ordered during 1992. The order encourages competition for the transport of telecommunications traffic between local exchange carriers' (LECs) switching offices and interexchange carrier locations. In addition, the order allows LECs flexibility in pricing competitive services.

These and other actions to eliminate the existing legal and regulatory barriers, together with rapid advances in technology, are facilitating a convergence of the computer, media and telecommunications industries. In addition to allowing new forms of competition, these developments are also creating new opportunities to develop interactive communications networks. The Company supports these initiatives to assure greater competition in telecommunications, provided that overall the changes allow an opportunity for all service providers to participate equally in a competitive marketplace under comparable conditions.

The Company follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In general, SFAS No. 71 requires companies to depreciate plant and equipment over lives approved by regulators. It also requires deferral of certain costs and obligations based upon approvals received from regulators. In the event that recoverability of these costs becomes unlikely or uncertain, whether resulting from actual or anticipated competition or specific regulatory, legislative or judicial actions, continued application of SFAS No. 71 would no longer be appropriate. If the Company no longer qualifies for the provisions of SFAS No. 71, the financial effects of the required accounting change (which would be non-cash) could be material.


INFLATION

The Company's management generally does not believe inflation has a significant impact on the Company's earnings. However, increases in costs or expenses not otherwise offset by increases in revenues could have an adverse effect on earnings.


SELECTED FINANCIAL DATA

                                  1993             1992              1991          1990           1989
                              -----------     ------------        ----------   -----------    -----------
                                              (Thousands of Dollars)
SELECTED INCOME STATEMENT ITEMS (a)
Total operating revenues       $  384,637       $  413,962        $  390,704    $  372,128     $  367,572
Total operating expenses          280,581          247,711           227,648       219,973        224,184
                              -----------       ----------        ----------   -----------     ----------
Net operating income              104,056          166,251           163,056       152,155        143,388
Interest expense                   12,097           13,419            14,596        15,279         16,293
Other - net                          (507)          (1,599)           (2,027)       (3,304)        (2,928)
Income taxes                       37,397           60,733            59,855        62,229         56,736
                              -----------       ----------        ----------   -----------     ----------
Net income                     $   55,069       $   93,698        $   90,632    $   77,951     $   73,287
                              ===========       ==========        ==========    ==========     ==========

Dividends declared on common
  stock                        $  106,471       $   85,000        $   93,000     $  83,000      $  69,906
Dividends declared on
  preferred stock                     101              112               115           130            137
- ----------------------------------------------------------------------------------------------------------
                                              (Thousands of Dollars)
SELECTED BALANCE SHEET ITEMS
Investment in property, plant
  and equipment - net          $  533,225       $  529,310        $  519,875    $  513,685     $  483,159
Total assets                      659,082          628,576           624,198       581,992        593,490
Long-term debt and preferred
  stock, subject to mandatory
  redemption                       97,510          125,140           139,087       146,825        141,115
Common stock, reinvested earnings
  and other capital               186,007          237,510           228,924       231,407        236,583
- ----------------------------------------------------------------------------------------------------------
SELECTED STATISTICS
Access lines                      362,905          355,014           344,186       332,054        313,340
Access line gain                    7,891           10,828            12,132        18,714         21,237
Net investment in property,
  plant and equipment per
  access line                  $    1,469       $    1,491        $    1,510    $    1,547     $    1,542
Number of employees                 1,592            1,578             1,624         1,730          1,853
Access lines per employee             228              225               212           192            169
Gross plant additions
  (thousands)                  $   60,894       $   63,657        $   67,656    $   67,835     $   74,838
- ----------------------------------------------------------------------------------------------------------

(a) Per share data is omitted since the Company's common stock is 100% owned by Contel Corporation.


